Exhibit - H-1

Filings Under the Public Utility Holding Company Act of

1935, as amended (“Act”)

SECURITIES AND EXCHANGE COMMISSION

March     , 2004

Notice is hereby given that the following filing(s) has/have been made with the commission pursuant to provisions of the Act and rules promulgated under the Act. All interested persons are referred to the applications(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments is/are available for public inspection through the Commission’s Office of Public Reference.

Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by             , 2004, to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549-0609 and serve a copy on the relevant applicant(s) and/or declarants(s) at the address(es) specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing should identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After             , 2004, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

Exelon Corporation, et al. (70-10189)

Exelon Corporation, a Pennsylvania Corporation and registered holding company under the Act (“Exelon”), Commonwealth Edison Company (“ComEd”), PECO Energy Company (“PECO”), Exelon Generation Company, LLC (“Genco”), certain other utility subsidiaries of Exelon (the “Utility Subsidiaries”) and non-utility subsidiaries of Exelon (the “Non-Utility Subsidiaries” and collectively, “Applicants”), each located at 10 South Dearborn Street, 37th Floor, Chicago, Illinois 60603 filed an application-declaration under Sections 6(a), 7, 9, 10, 12 and 13 of the Act and Rules 42, 43, 44, 45, 46, 52, 53, 54, 87 and 90 under the Act (the “Application/Declaration”).

Applicants seek authority to engage in various financing transactions during the period from the effective date of an order in this proceeding through April 15, 2007 (the “Authorization Period”). Applicants seek authority to: (i.) external issuances by Exelon of common stock, preferred stock, Preferred Securities (as defined below), Equity Linked Securities (as defined below), long-term debt and short-term debt to increase Exelon’s capitalization by up to $8.0 billion over existing capitalization at the time of the order in this matter; (ii.) external issuances by Exelon of common stock, preferred stock, Preferred Securities, Equity Linked Securities, long-term debt and short-term debt to refund or replace existing securities without increasing capitalization; (iii.) external issuances of up to 21 million shares of Exelon common stock under Exelon’s dividend reinvestment plan, certain incentive compensation plans and certain other employee benefit plans; (iv.) the entering into by Exelon of hedging transactions; (v.) external issuances by Genco of Member Interests, preferred equity interests, Preferred Securities, Equity Linked Securities, long-term debt and short term debt to increase its capitalization, subject to the $8 billion limitation applicable to Exelon, or to refund or replace existing securities without increasing capitalization or to assume certain pollution control obligations currently outstanding for ComEd or PECO; (vi.) the formation of financing entities and the issuance by such entities of securities otherwise authorized to be issued and sold pursuant to this Application or pursuant to applicable exemptions under the Act, including intra-system guarantees of such securities and the retention of existing financing entities; (vii.) the issuance of intra-system advances and guarantees, to the extent not exempt pursuant to Rules 45(b) and 52, by Exelon to or on behalf of its Subsidiaries and others, by the Non-Utility Subsidiaries to or on behalf of other Non-Utility Subsidiaries and others and by the Utility Subsidiaries to or on behalf of such Utility Subsidiary’s direct or indirect subsidiaries and others; (viii.) issuances of short-term debt securities (including commercial paper) in an amount not to exceed $2.7 billion issued and outstanding at any time and the entering into of hedging transactions by the Utility Subsidiaries and external issuances by the Utility Subsidiaries of long-term debt or short-term debt to refund or replace existing securities without increasing capitalization, to the extent not exempt pursuant to Rule 52; (ix.) continuation of authorization for the Utility Money Pool and the Non-Utility Money Pool (subject to modifications described herein); (x.) intra-company financings through Ventures, Genco and Delivery; (xi.) the payment of dividends out of capital or unearned surplus by the Non-Utility Subsidiaries; (xii.) authority to pay dividends out of capital up to $500 million by Exelon and ComEd; (xiii.) the use of up to $7.0 billion of financings for investments in EWGs and FUCOs; (xiv.) the payment of dividends out of capital by ComEd of Indiana; and (xv.) authorization for Genco to become obligated for certain pollution control obligations of PECO and ComEd.

For the Commission by the Division of Investment Management, pursuant to delegated authority.

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[Deputy]                          Secretary